JULY 2003                               ----------------------------------------
                                        KENMAR
SUMMARY                                 ----------------------------------------
                                        GLOBAL
                                        ----------------------------------------
                                        TRUST
                                        ----------------------------------------


Kenmar Global Trust (KGT) ended down -3.02% primarily due to losses in currencies and global interest rates. The Net Asset Value per unit of KGT was $110.46 as of July 31, 2003.

--------------------------------------------------------------------------------
Allocation of Assets to Advisors

                                Jul 1 2003      Aug 1 2003
                                ----------      ----------
          Graham                   30%              30%
          Grinham                  37%              38%
          Transtrend               33%              32%
--------------------------------------------------------------------------------

Most global stock markets ended the month slightly higher. In the US, investors vacillated between optimism and jitters, torn between the health of the US economy and whether a recovery is likely for the third quarter. Europe followed suit, trapped between woeful economic data and encouraging corporate results. In Japan, the Nikkei 225 gained 5% as confidence rose amid improving profitability among Japanese companies, thanks largely in part to restructuring.

US and European fixed income market prices plunged as investors continued to bet on an economic recovery and favored stocks. In the US, yields rose to their highest levels in a year. European bonds tracked their US counterparts for most of the month. Japanese Government Bond prices were volatile and ended July almost flat despite having fallen sharply early in the month.

The US Dollar struggled during July, albeit ending the month higher against its major counterparts, as the strong upward trend in bond yields failed to support sustained upward momentum in the greenback. In Japan, the yen continued to slip due in part due to continued intervention by the Japanese government as it worried about the effect of a strong yen on exports. Additionally, the widening spread between US and Japanese bond yields was also a significant factor to yen weakness, prompting fresh outflows from Japan into the US dollar. In the commodity currencies, the Australian dollar initially benefited from higher bond yields-hitting five-year highs against the dollar in early-July only to succumb later in the month on massive position liquidation triggered by technicals.

In the commodities, crude prices vacillated on varying indications of supply, while natural gas prices slumped on reports of rising inventories. Wheat prices surged on concerns that hot and dry weather in the US and Canada may lead to a drop in the current wheat crop. Alternatively, corn and soybean prices slipped. Favorable weather conditions in the US corn belt raised the prospects of potentially record yield and production in 2003. Soybean prices fell to 3-month lows on optimistic USDA crop data.

To the best of my knowledge and belief, the above information is accurate and complete.


Sincerely,


/s/ Esther Eckerling Goodman

Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust


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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
--------------------------------------------------------------------------------

[KENMAR LOGO]

Kenmar Advisory Corp.


For further information contact     Two American Lane          Tel  203.861.1025
Kenmar Securities, Inc.             PO Box 5150                Fax  203.552.1500
                                    Greenwich, CT 06831

                               KENMAR GLOBAL TRUST
                           UNAUDITED ACCOUNT STATEMENT
                       FOR THE MONTH ENDING JULY 31, 2003


                           STATEMENT OF INCOME (LOSS)
                           --------------------------

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                     $(1,153,999.73)
Change in Unrealized Gain/(Loss)                                     684,735.78
Gain/(Loss) on Other Investments                                 $    10,558.95)
Brokerage Commission                                             $  (187,092.37)
                                                                 --------------
Total Trading Income                                             $  (666,915.27)
EXPENSES
Audit Fees                                                       $     3,333.33
Administrative and Legal                                         $     6,180.59
Fees
Management Fees                                                  $         0.00
Offering Fees                                                    $    10,000.00
Incentive Fees                                                   $         0.00
Other Expenses                                                   $         0.00
                                                                 --------------
Total Expenses                                                   $    19,513.92
INTEREST INCOME                                                  $     8,796.91
NET INCOME (LOSS) FROM THE PERIOD                                $  (677,632.28)
                                                                 ==============

                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month                 $22,451,250.56
Addition                           $   783,104.55
Withdrawal                         $  (827,951.27)
Net Income/(Loss)                  $  (677,632.28)
                                   --------------
Month End                          $21,728,771.56
Month End NAV Per Unit             $       110.46
Monthly Rate of Return                      -3.02%
Year to Date Rate of Return                 -0.28%



 To the best of our knowledge and belief, the information above is accurate and complete:

/s/ Kenneth A. Shewer                                /s/ Marc S. Goodman
Kenneth A. Shewer, Chairman                          Marc S. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust